As Filed with the Securities and Exchange Commission on August 8, 1995


                                                       Registration No. 33-81892
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                          AMENDMENT NO. 5 ON FORM S-3
                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     Under
                           THE SECURITIES ACT OF 1933




                          ELECTRONIC ASSOCIATES, INC.
             (Exact name of registrant as specified in its charter)


New Jersey                                                21-0606484
(State or other jurisdiction of                           (I.R.S. Employer
incorporation or organization)                            Identification No.)

                              185 Monmouth Parkway
                    West Long Branch, New Jersey 07764-9989
                                 (908) 229-1100
                       (Address, including zip code, and
                        telephone number, including area
                        code, of registrant's principal
                               executive offices)

                           Richard P. Jaffe, Esquire
                              Mesirov Gelman Jaffe
                               Cramer & Jamieson
                         1735 Market Street, 38th Floor
                          Philadelphia, PA 19103-7598
                                 (215) 994-1046
                           (Name, address, including
                        zip code, and telephone number,
                         including area code, of agent
                                  for service)
                 _____________________________________________

     Approximate date of commencement of proposed sale to public: From time to time after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.[ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.[X]
                  ____________________________________________


                        CALCULATION OF REGISTRATION FEE

=================================================================================================================
                                                 Proposed         Proposed maximum     Amount of
 Title of Securities         Amount to be     maximum offering   aggregate offering   Registration
  to be registered           registered(1)    price per share          price              fee
_________________________________________________________________________________________________________________

Common Stock                   4,389,250         $5.0625(2)        $22,220,579(2)      $ 7,663(6)
Common Stock                     500,000         $7.1875(3)        $ 3,593,750(3)      $ 1,240(6)
Common Stock                   4,911,273         $7.125(4)         $34,992,821(4)      $12,067(6)
Preferred Stock
Purchase Rights(5)             9,800,523            NA                  NA                NA
Total Registration Fee                                                                  $20,970
Fee Paid Previously                                                                     $20,970
Balance Paid with this Filing                                                             $0
=================================================================================================================

_____________________

(1) There are registered hereby 9,800,523 shares of Common Stock (the "Shares") of Electronic Associates, Inc. (the "Company") currently outstanding or issuable upon currently exercisable warrants outstanding to purchase shares of Common Stock of the Company and 9,800,523 Preferred Stock Purchase Rights ("Rights") associated with such Shares of Common Stock being registered hereby.

(2) Estimated solely for the purpose of determining the registration fee pursuant to Rule 457 under the Securities Act of 1933. The proposed maximum offering price is based upon $5.0625, the average of the high and low prices reported on the New York Stock Exchange on July 20, 1994.

(3) Estimated solely for the purpose of determining the registration fee pursuant to Rule 457 under the Securities Act of 1933. The proposed maximum offerng price is based upon $7.1875 the average of the high and low prices reported on the New York Stock Exchange on October 17, 1994.

(4) Estimated solely for the purpose of determining the registration fee pursuant to Rule 457 under the Securities Act of 1933. The proposed maximum offering price is based upon $7.125 the average of the high and low prices reported on the New York Stock Exchange on May 17, 1995.

(5) The Rights associated with the Shares of Common Stock are not exercisable or transferable apart from the Shares of Common Stock at the present time and no additional consideration has been, or will be, received by the Company in connection with the granting of such Rights upon issuance of the Common Stock. Accordingly, no material independent value is attributable to the Rights and no separate registration fee is required with respect to such Rights pursuant to Rule 457.

(6) This amount has been previously paid.



     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
     Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

              CROSS REFERENCE SHEET SHOWING LOCATION IN PROSPECTUS
                      OF INFORMATION REQUIRED BY FORM S-3
                    FILED AS PART OF REGISTRATION STATEMENT


Item
Number
in Form
S-3               Item Caption in Form S-3                                      Caption in Prospectus
---               ------------------------                                      ---------------------

1                  Forepart of Registration Statement and Outside Front         Cover Page
                   Cover Page of Prospectus

2                  Inside Front and Outside Back Cover Pages of Prospectus      Inside Front Cover Page; Table of
                                                                                Contents


3                  Summary of Information, Risk Factors and Ratio of            The Company; Risk Factors; and Selected
                   Earnings to Fixed Charges                                    Consolidated Financial Data


4                  Use of Proceeds                                              Use of Proceeds

5                  Determination of Offering Price                              Cover Page

6                  Dilution                                                     Inapplicable

7                  Selling Security Holders                                     Plan of Distribution and Selling
                                                                                Securityholders

8                  Plan of Distribution                                         Plan of Distribution and Selling
                                                                                Securityholders

9                  Description of Securities to be Registered                   Inapplicable

10                 Interests of Named Experts and Counsel                       Legal Matters


11                 Material Changes                                             The Company


12                 Incorporation of Certain Information by Reference            Incorporation of Certain Information
                                                                                by Reference

13                 Disclosure of Commission Position on Indemnification         Indemnification of Directors and
                   for Securities Act Liabilities                               Officers


                                      (ii)

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                             SUBJECT TO COMPLETION


                   PRELIMINARY PROSPECTUS DATED AUGUST 8, 1995

Prospectus
                               9,800,523 Shares


                                     [LOGO]

                          ELECTRONIC ASSOCIATES, INC.

                                  Common Stock


     This Prospectus relates to the offer for sale of 9,800,523 shares of common stock (the "Shares") of Electronic Associates, Inc. (the "Company" or "EAI") from time to time after the date hereof by certain stockholders and warrant holders ("Warrant Holders") of the Company (the Warrant Holders and such stockholders are collectively referred to as the "Selling Securityholders" and individually as a "Selling Securityholder"), together with the 9,800,523 Preferred Stock Purchase Rights ("Rights") associated with such Shares. The Rights associated with the Shares are not exercisable or transferrable apart from the Shares as of the date of this Prospectus and no additional consideration has been, or will be, received by the Company in connection with the granting of such Rights upon the issuance of the Shares. Except as described elsewhere in this Prospectus, the Company will not receive any portion of the proceeds from the sale of the Shares offered hereby. See "Plan of Distribution and Selling Securityholders."

     THE SECURITIES BEING SOLD HEREBY ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK. THE COMPANY HAS EXPERIENCED LOSSES FOR THE PAST FOUR YEARS. SEE "RISK FACTORS" COMMENCING ON PAGE 7 OF THIS PROSPECTUS.


    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
             AND EXCHANGE COMMISSION (THE "COMMISSION") NOR HAS THE
                COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
                   OF THIS PROSPECTUS. ANY REPRESENTATION TO
                      THE CONTRARY IS A CRIMINAL OFFENSE.

     The Shares will be offered by the Selling Securityholders or their donees for resale by this Prospectus from time to time after the date hereof in one or more transactions on the New York Stock Exchange ("NYSE"), in negotiated transactions, or private transactions, or otherwise, or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Securityholders may effect such transactions by selling the Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions (which compensation may be in excess of customary commissions). Any broker-dealers that participate in the distribution of the Shares, including, without limitation, the Warrant Holders, may be deemed to be underwriters and any commissions received by them and any profit on the resale of Shares sold by them might be deemed to be underwriting discounts and commissions under the Securities Act of 1933, as amended (the "Securities Act"). Each of the Selling Securityholders may also be deemed to be an underwriter as defined in the Act.

     The Company's common stock (the "Common Stock") is traded on the NYSE under the symbol EA. However, as a result of, among other things, continuing losses, the Company has been informed by the NYSE that its shares of Common Stock no longer qualify for listing on the NYSE. Although the NYSE has not taken any affirmative action to de-list the Common Stock, it has reserved the right to do so. See "Risk Factors." On June 29, 1995, the last reported sale price of the Common Stock as reported by the NYSE was $8.00.

     The expenses relating to the offering are estimated to be $320,000, of which $75,000 will be paid by certain Selling Securityholders and $245,000 will be paid by the Company.

                The Date of this Prospectus is __________, 1995.

     No person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offer made hereby and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Selling Securityholders. This Prospectus does not constitute an offer to sell or solicitation of an offer to buy, nor shall there be any sale of these securities by anyone in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of any such State, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended ("Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's Regional Offices at 500 West Madison Street, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

     The Company's Common Stock is listed on the New York Stock Exchange ("NYSE"), 11 Wall Street, New York, New York 10005. Information regarding the Company is also available at the NYSE.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


     The Company's Annual Report on Form 10-K for the year ended December 31, 1994, as amended on Form 10-K/A dated April 28, 1995, Quarterly Report on Form 10-Q for the quarter ended April 1, 1995, Current Report on Form 8-K dated January 4, 1995, as amended on Form 8-K/A dated March 17, 1995, relating to the Tanon Acquisition (as such term is hereinafter defined), Current Report on Form 8-K dated January 16, 1995, as amended on Form 8-K/A dated March 30, 1995, relating to the BarOn Investment (as such term is hereinafter defined), Current Report on Form 8-K dated May 24, 1995, relating to updated pro forma financial data and historical financial statements for Tanon Manufacturing, Inc. and BarOn Technologies Ltd. and Current Report on Form 8-K dated August 3,
1995, relating to an agreement in principle to form a joint venture with IAI (hereinafter defined) are incorporated herein by reference and made a part hereof.


     All documents filed subsequent to the date of this Prospectus by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the termination of the offering described in this Prospectus shall be deemed to be incorporated in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The description of the Company's Common Stock is incorporated herein by reference from the registration statement therefor under Section 12 of the Exchange Act, including any amendment or report filed for the purpose of updating such description.

                                    (2)

     The description of the Company's Preferred Stock Purchase Rights is incorporated herein by reference from the registration statement therefor under
Section 12 of the Exchange Act, including any amendment or report filed for the purpose of updating such description.

     The Company will provide, without charge, to each person, including any beneficial owner, to whom this Prospectus is delivered, on the oral or written request of such person, a copy (without exhibits, unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates) of any and all information that has been incorporated by reference in this Prospectus. Written or telephone requests for such information should be directed to Shareholder Relations, Electronic Associates, Inc., 185 Monmouth Parkway, West Long Branch, New Jersey 07764-9989, telephone: (980) 229-1100.

                               TABLE OF CONTENTS

                                                                                        Page

AVAILABLE INFORMATION................................................................... (2)
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE......................................... (2)
THE COMPANY............................................................................. (4)
RISK FACTORS ........................................................................... (7)
USE OF PROCEEDS......................................................................... (15)
SELECTED CONSOLIDATED FINANCIAL DATA.................................................... (16)
PLAN OF DISTRIBUTION AND SELLING SHAREHOLDERS........................................... (17)
LEGAL MATTERS........................................................................... (24)
EXPERTS................................................................................. (24)
INDEMNIFICATION OF DIRECTORS AND OFFICERS............................................... (24)


                                      (3)

                                  THE COMPANY

General

     The Company is in the business of providing contract electronic manufacturing services to original equipment manufacturers. The Company functions in whole or in part as the manufacturing arm of its customers, providing services which range from the assembly of printed circuit boards to the complete procurement, production, assembly, testing and delivery of entire electronic products and systems.

     The Company has invested in new manufacturing equipment to accommodate the increased business for surface mount technology ("SMT") equipment. The SMT process is increasingly replacing the older, through-hole technology previously utilized in the assembly of printed circuit boards. SMT allows for production of a smaller circuit board, with greater component and circuit density, resulting in increased performance. Management believes that SMT will continue to constitute an increasing percentage of printed circuit board production and assembly.

     The Company manufactures over 1,500 different assemblies which are incorporated into product lines of over 30 different companies. The Company provides its services primarily to manufacturers of: micro, mini and mainframe computers; computer peripheral equipment; high quality graphic equipment; office equipment; telecommunications equipment; consumer appliances, industrial tools and measuring devices.

     During 1994, the Company's sales and gross profit increased to approximately $30.5 million and $2.8 million, respectively, while sales, general and administrative expenses declined. The Company's net loss from continuing operations in 1994 was $4,784,000 which includes a provision for restructuring of $2,400,000, compared to a loss of $4,664,000 in 1993 from continuing operations. During the first quarter of 1995, the Company's sales increased to $19,056,000 from $5,377,000 in the first quarter of 1994, primarily as a result of the Tanon Acquisition. The Company had a net loss of $8,598,000 for the first quarter of 1995, which included a charge of $6,012,000 representing the write-off of in-process research and development resulting from its investment in BarOn, compared with a net loss of $661,000 for the first quarter of 1994.

     Historically, the Company has had substantial recurring sales from existing customers. Current marketing efforts are aimed at obtaining long-term relationships with new customers, as well as maintaining its current customer base. The Company employs a variety of marketing techniques for the sale of its products, including direct sales efforts by an in-house sales force, and the utilization of independent sales representatives. The Company's backlog consists of firm purchase orders which are typically shipped within twelve months from receipt of order. As of year-end 1994 and 1993, the Company's backlog from continuing operations totalled approximately $19,240,000, and $19,453,000, respectively.

     The shares of the Company's Common Stock have been continuously listed for trading on the NYSE since 1962; however, the Common Stock presently does not meet the NYSE's requirements for continued listing. See "Risk Factors."

     The Company's principal executive offices are located at 185 Monmouth Parkway, West Long Branch, New Jersey 07764-9989, and its telephone number is
(908) 229-1100.

                                      (4)

Recent Developments


     Tanon Acquisition. On January 4, 1995, the Company acquired Tanon
     -----------------
Manufacturing, Inc. ("Tanon"), a privately owned contract electronic manufacturing firm with operations located in Fremont, California (the "Tanon Acquisition"). The Tanon Acquisition has been reported as a purchase for accounting purposes and, accordingly, the results of operations of Tanon are included with those of the Company from January 4, 1995 forward. Tanon's manufacturing services consist primarily of the assembly of printed circuit boards, the manufacturing and assembly of integrated electro-mechanical systems and related engineering support. At the closing of the Tanon Acquisition, the Company issued 1,538,462 shares of its Common Stock and granted options to purchase its common stock with a combined appraised value of $14,460,000 in exchange for all the outstanding common stock of Tanon and outstanding options to purchase common stock of Tanon. In addition, (a) the Company invested $2,000,000 in Tanon, and (b) the Company has agreed to use its best efforts to invest in (or, at the Company's option, loan to) Tanon (in form and on terms acceptable to the Company and its lenders) up to an additional $5,000,000 subject to receipt by the Company of an acceptable operating plan.



     BarOn Investment. On January 16, 1995, the Company acquired a 25.01% equity
     ----------------
interest in BarOn Technologies Ltd. ("BarOn"), a privately-owned Israeli corporation based in Haifa, Israel (the "BarOn Investment"). BarOn is a development stage company engaged in the research and development of a computer input device that can directly digitize handwriting in a variety of languages, from any surface. The BarOn Investment has been accounted for as a purchase of a minority interest using the equity method of accounting, and, accordingly, the Company's investment in BarOn and the 25.01% equity interest in the results of BarOn are included in the consolidated results of the Company from January 16, 1995 forward. At the closing of the BarOn Investment, the Company acquired 25.01% of the ordinary shares of BarOn for a consideration of cash and shares of Common Stock in the Company and a right to acquire an additional 8.33% of the ordinary shares of BarOn. The Company acquired 8.33% of the 25.01% equity interest in BarOn from certain shareholders of BarOn for $2,700,000 which was paid in cash at closing. The balance of 16.68% was acquired from BarOn in exchange for $3,000,000 in cash and 127,592 shares of Common Stock of the Company with an estimated value of $1,000,000 payable as follows: (i) of such $3,000,000 cash payment, $2,000,000 was paid at closing in the form of $1,500,000 in cash and the cancellation of BarOn's obligation to repay the Company $500,000 pursuant to the terms of a business loan to BarOn, and (ii) the $1,000,000 balance due BarOn and the issuance and delivery of the 127,592 shares of common stock of the Company are presently due and payable to BarOn. Pursuant to the terms of an Investment Agreement with BarOn, BarOn is obligated to issue to the Company ordinary shares to increase the Company's equity interest by 8.33%, which would give the Company an aggregate equity interest of up to 33-1/3% of the outstanding ordinary shares of BarOn, in the event that the Company elects to make certain subsequent investments. The subsequent investments, which would aggregate $2,000,000 in cash, together with the delivery of 255,183 shares of Common Stock of the Company with an estimated value of $2,000,000, are at the option of the Company, which is exercisable on the earlier of BarOn's reaching certain development milestones or September 30, 1995.




     Joint Venture with  IAI. The Company, through a 52.3% owned subsidiary,
     -----------------------
has entered into a Joint Venture Agreement ("JVA") with Israel Aircraft Industries, Ltd., an Israel government corporation ("IAI"), for the purpose of forming a joint venture ("Joint Venture") with IAI to review, develop, and exploit certain non-military, non-classified technological applications ("Applications") developed by IAI. The transaction was consummated on August 8, 1995.



     To implement the JVA, in early August, 1995, the Company entered into a Preincorporation Agreement to form an Israeli corporation ("Partner") which is the joint venture partner and owns 50.1% of the Joint Venture. IAI owns 49.9% of the Joint Venture. Under the Preincorporation Agreement, Partner is owned as follows: (a) the Company owns a 52.3% interest, (b) certain Israeli persons own an aggregate of 25.2%, (c) Mark Hauser owns a 15% interest, (d) Irwin L. Gross, Chairman of the Company, owns a 5% interest, and (e) Broad Capital Associates owns a 2.5% interest.



     The equity interests in Partner were issued for an aggregate consideration of $10,000 to each of the shareholders. In addition, the Company and the Israeli citizens have advanced $6.3 million and $1.575 million, respectively, to Partner. Of such funds, $7.5 million has been advanced to the Joint Venture to be used solely for working capital purposes. The remaining $375,000 will be used by Partner for working capital purposes.



     The JVA provides that the Joint Venture will review and evaluate Applications developed by IAI, which are in various stages of development. To review and evaluate the Applications, an investment committee ("Investment Committee") comprised of seven persons will be formed. Partner will be entitled to select four of the seven members of the Investment Committee. If an Application is selected for development and exploitation, an entity will be formed ("Licensee") in which Partner will own a 50% interest and IAI will own a 50% interest, and IAI will grant such Licensee a perpetual, royalty free license for such Application. The Investment Committee will prepare a business plan to exploit each application selected, including a funding plan. The Company will be primarily responsible to raise the funds necessary to exploit the Application selected. However, the Company will not be under any obligation to raise any funds for such purpose unless and until the Investment Committee selects an Application for exploitation. In the event the Company is unable to raise the funds necessary to exploit any Application which the Investment Committee selects, IAI can terminate the JVA. The JVA can also be terminated under certain other circumstances.



     To fund its obligations under the Preincorporation Agreement, on August 3, 1995 the Company sold 1,458,333 shares of its common stock at a price of $4.80 per share for an aggregate of $7.0 million to five Israeli persons, three of whom are shareholders in Partner. The offering was made pursuant to an exemption under the Securities Act of 1933, as amended. The purchase agreements pursuant to which the shares were sold contain an adjustment provision which requires the issuance of additional shares in the event that the average closing price of the shares for a certain period of time is less than the offering price in the offering. The proceeds from the offering were placed in escrow and were released upon the execution of the JVA. The balance of $700,000 remaining from the sale of 1,458,333 shares after funding the Company's obligations under the Preincorporation Agreement will be used by the Company for working capital purposes. See "Risk Factors -- Working Capital Needs and Liquidity Problems" and "Risk Factors -- Future Sales of Common Stock."


                                      (5)

                                  RISK FACTORS

     In addition to the information set forth elsewhere in, and incorporated by reference into, this Prospectus, the following factors should be considered carefully in evaluating the Company and its business before purchasing the Shares offered hereby.

Absence of Profitable Operations

     The Company has not had a profitable year since 1990. Although the Company has eliminated certain operations and reduced expenses in an attempt to improve its operating results, there can be no assurance that the Company's results of operations will improve or that the Company will be profitable in the future.

History of Losses

     The Company has incurred significant losses in each of the last four years and for the quarterly period ended April 1, 1995, accumulating to approximately $23 million. The Company's accumulated deficit was approximately $21 million as of April 1, 1995. In addition, the Company had negative cash flows from continuing operations in each of the last four years and for the quarterly period ended April 1, 1995. Moreover, under the Company's asset based credit facility, the Company's borrowing capacity can be severely curtailed by its lenders.

Delisting of the Company's Common Stock from Trading on the New York Stock Exchange

     The Company has been informed by the New York Stock Exchange ("NYSE") that the Company's Common Stock no longer qualifies for listing on the NYSE. In order for the Company to maintain the listing of its Common Stock on the NYSE, the Company must meet certain continued listing criteria, including without limitation, minimum levels with respect to (1) the number of shareholders and shareholdings (1,200 holders each owning 100 shares or more), (2) the number of publicly-held shares (600,000), (3) the aggregate market value of publicly-held shares ($5,000,000) and of all outstanding shares ($8,000,000), and (4) minimum annual earnings (average of $600,000 per year for prior three years). On September 11, 1991, the NYSE notified the Company in writing that a review of the Company's annual financial results for the fiscal year ended December 31, 1990 indicated that the Company had fallen below the continued listing criteria for aggregate market value of outstanding shares (less than $8,000,000) and average earnings for the prior three years (less than $600,000 per year). As of the date of this Prospectus, the Company believes that it is in compliance with all of the NYSE's continued listing criteria, with the exception of the minimum average earnings of $600,000 for each of the last three fiscal years. The NYSE has indicated in a letter dated March 29, 1995 approving the listing of additional shares of Common Stock, that consideration is being given to the appropriateness of continued listing of the Company's Common Stock. Management of the Company met with representatives of the NYSE on April 21, 1995 to discuss this matter and is awaiting a response from the NYSE. To date, to the Company's knowledge, the NYSE has taken no affirmative action to delist the Common Stock, but has reserved the right to do so in the future. If the Company's Common Stock is delisted from the NYSE, it could have a material adverse effect on the price and liquidity of the Company's Common Stock.

     In the event that the Company's Common Stock is de-listed from the NYSE, it could seek to list its Common Stock on the National Association of Securities Dealers Inc.'s Automated Quotation System ("NASDAQ") or another exchange. While the Company believes that it is presently eligible for listing on the NASDAQ Small-Cap Market System but not the NASDAQ National Market System, there can be no assurance that the Company would be eligible for listing its Common Stock on either of such NASDAQ listing systems or any other exchange at such time. If the Company would be ineligible to list its Common Stock on NASDAQ or

                                      (6)
any other exchange at such time, there would be no established trading market for the Company's Common Stock except as may be established in the National Association of Securities Dealers Inc.'s OTC Bulletin Board Service or in the "pink sheets," which, as discussed above, could have a material adverse effect on the price and liquidity of the Company's Common Stock. In addition, the Company's Common Stock could then become subject to the Commission's "penny stock" rules which regulate broker-dealer sales practices. Such rules could restrict the ability of broker-dealers to sell the Company's Common Stock, which could also have a material adverse effect on the price and liquidity of the Company's Common Stock.

Working Capital Needs and Liquidity Problems

     As described above, the Company has experienced negative cash flow from operations and significant operating losses in each of the four years ending December 31, 1994 and for the quarterly period ended April 1, 1995. In January and February 1994, in order to conserve cash and reduce expenses, the Company imposed a 20% decrease in pay on substantially all employees, arranged for additional concessions from its West Long Branch landlord, deferred certain debts and lease payments and arranged to raise capital as described below. Cash flows from financing activities during 1994 amounted to $13,192,000, resulting primarily from the issuance of 1,200,000 units (each unit consisting of one share of Common Stock, a Class A Warrant (hereinafter defined) and a Class B Warrant (hereinafter defined)) (the "February Units") in the private placement completed in February 1994 (the "February 1994 Private Placement") and the issuance of 2,500,000 units (each unit consisting of one share of Common Stock and one Class C Warrant (hereinafter defined) (the "June Units") in the private placement commenced in June 1994 (the "June 1994 Private Placement") and exercise of related Class C Warrants issued in the June 1994 Private Placement, net of reductions in outstanding debt. The proceeds from these activities were used to maintain cash balances for working capital and to consummate the Tanon Acquisition and the BarOn Investment.


     In order to provide additional capital, on April 14, 1995, the Company completed the sale of 525,000 shares of Common Stock at $5.85 per share for net proceeds of approximately $3,000,000 and, separately, on July 21, 1995, the Company completed the sale of 416,667 shares of Common Stock at $4.80 per share for net proceeds of approximately $2,000,000, in each case in an offering exempt from the registration provisions under the Securities Act. The proceeds from these offerings are being used for working capital purposes. In addition, in contemplation of the Tanon Acquisition, the Company has implemented measures to reduce costs, including the closing and sale of its Southwest operations in Arizona and Mexico, which the Company completed in the second quarter of 1995, and consolidation of its corporate administrative functions with those of its newly acquired subsidiary, Tanon, and reduction of certain other administrative expenses, which the Company expects to complete during the third quarter of 1995. Although the Company's projections indicate that operating losses and negative cash flows from operations will continue during 1995, management believes that its available cash, together with funds available under its existing lines of credit, will enable the Company to meet its obligations in the normal course of business through December 31, 1995, however, no assurance can be given in that regard.

     Further, the Company's business plan includes making certain additional investments with respect to Tanon and BarOn as a result of the acquisitions made in January 1995, which may require, among other things, additional cash resources in excess of those presently available. The Class A and Class B warrants issued in the February 1994 Private Placement, if exercised, could provide the Company with additional capital of approximately $4,400,000. Additional capital could also come from the exercise of the other warrants held by Warrant Holders of which the underlying shares are covered by this Prospectus (such warrants, together with the Class A Warrants and Class B Warrants are collectively hereinafter referred to as the "Warrants"). However, none of the Warrants have been exercised and no assurance can be given that any such Warrants will be exercised. In addition, the Company is presently in negotiations with its existing lenders to increase the amount available under its revolving credit facilities and is attempting to raise additional capital. There can be no assurance that such additional borrowings or financing will be available. See "The Company | Recent Developments."


                                      (7)

     The Company maintains an asset based credit facility with Congress Financial Corporation, which is described in detail in note 5, "Notes Payable and Line of Credit" of Notes To Consolidated Financial Statements at Item 8 of the Company's latest Annual Report on Form 10-K, as amended on Form 10-K/A, for the year ended December 31, 1994. At May 26, 1995, the Company's month end for accounting purposes, the Company had $3,786,000 outstanding under this credit facility and had $371,000 available for borrowing. There are two covenants with which the Company must comply under this facility. Working capital, as defined, must exceed $750,000 and tangible net worth must exceed negative $500,000. The Company was in compliance with both covenants as of May 26, 1995 and believes that it is in compliance with such covenants as of the date of this Prospectus.

     Tanon maintains a separate revolving line of credit with a commercial bank that provides for short-term borrowings up to $5.5 million based on eligible accounts receivable and inventories. At May 26, 1995, Tanon had $5.5 million outstanding and no additional borrowing availability under this line of credit. This line bears interest at prime plus 1.5% and is due on demand. The credit agreement pertaining to this line of credit restricts Tanon from entering into certain transactions and contains covenants regarding the maintenance of working capital, minimum net worth and debt-to-equity ratios, together with minimum profitability requirements. The covenants require Tanon to maintain or achieve working capital in an amount greater than deficit $150,000, tangible net worth of not less than $2.8 million, a quick ratio of .50 to 1, a debt to equity ratio of less than 5.50 to 1, and minimum quarterly profitability of $20,000 for each fiscal quarter of Tanon. Tanon was in compliance with such covenants as of May 26, 1995 and the Company believes that Tanon is in compliance with such covenants as of the date of this Prospectus, with the exception of the minimum quarterly profitability requirement which Tanon did not achieve for its first quarter ended April 1, 1995 and which the Company believes Tanon did not achieve for its second quarter ended July 1, 1995. Tanon obtained a waiver from its lender for the non-compliance with such covenant for the first quarter ended April 1, 1995 and for the second quarter ended July 1, 1995.

Limitations on Dividend Payments

     The Company has not had a profitable year since 1990 and has paid no cash dividends from that date through the date of this Prospectus. If the Company were to become profitable, it would expect that all of such earnings would be retained to support the business of the Company. Accordingly, the Company does not anticipate paying cash dividends on its Common Stock in the foreseeable future. Moreover, certain financial covenants set forth in the Company's current loan agreement prohibit the Company from paying cash dividends.

Dependence on a Limited Number of Customers and the Electronics Industry

     Concurrent Computer Corporation, Iris Graphics, Inc. and Dialogic Corporation were the Company's largest customers during the fiscal year ended December 31, 1994 and accounted for 33%, 25% and 11%, respectively, of the Company's net sales for such period. Two customers of Tanon, Tandem Computers Incorporated and another customer which is a private company, accounted for 39% and 16%, respectively, of Tanon's net sales during its fiscal year ended December 31, 1994. The Company expects that most of its and Tanon's current customers will continue to account for a significant portion of its net sales. However, since customer contracts can be cancelled and purchase levels can be changed or purchases delayed at any time, the timely replacement of cancelled, delayed or reduced contracts with new orders cannot be assured. In addition, substantially all of the Company's and Tanon's customers are in the computer, telecommunications and electronics industries which are each subject to rapid technological changes. Such technological changes could have a material adverse effect on the Company's and Tanon's major customers which, in turn, could have a material adverse effect on the Company's results of operations.

                                      (8)

     At December 31, 1994, the Company had accounts receivable of approximately $2,150,000 from one of its major customers that has indicated to management of the Company as having cash flow difficulties. At the request of this customer, the Company agreed to extend the terms of this receivable by an additional 15 days to 75 days and said customer agreed to reimburse the Company by paying interest at market rates for the balance outstanding beyond normal terms. The Company evaluates this receivable balance continuously and maintains constant dialogue with management of the customer. As of July 31, 1995, the outstanding balance with this customer was approximately $511,000 and such receivable has been paid in accordance with the special terms. Recently, the level of sales with this customer has been substantially reduced. The loss of such sales has been offset, in part, by the increased sales to another current customer of the Company.

     Between December 31, 1993 and December 31, 1994, total accounts receivables increased from $3,598,000 to $5,958,000 representing an increase of $2,360,000 or 65.6%. The increase is primarily due to an increase in sales in the fourth quarter of 1994 from the fourth quarter of 1993 of $2,496,000, including sales to the customer discussed in the immediately preceding paragraph.

Availability of Raw Materials

     The Company relies on third-party suppliers for components which it uses in its assembly processes. At various times in the electronics industry there have been shortages of these kinds of components. While management believes that these shortages have not impacted significantly its performance in the past, if shortages should occur in the future, the Company may be forced to delay manufacturing and shipments, which could have a material adverse effect on the Company's results of operations.

Competition

     The Company competes with numerous domestic and offshore contract manufacturers as well as the in-house manufacturing capabilities of certain of its existing and potential customers. Some of the Company's competitors have substantially greater manufacturing, financial and marketing resources than the Company. The Company believes that the significant competitive factors in contract manufacturing are technology, quality, service, price and ability to deliver finished products on a timely and reliable basis. The Company's inability to compete effectively in any of these areas could have a material adverse effect on the Company's business.

Environmental Compliance and Current Litigation

     The Company is subject to a variety of environmental regulations relating to the use, storage, discharge and disposal of hazardous chemicals used during its manufacturing process. Any failure by the Company to comply with present and future regulations could restrict the Company's ability to expand its facilities or require the Company to acquire costly equipment or to incur other expenses to comply with environmental regulations, or incur fines and penalties.

     In addition, there are two lawsuits presently pending which involve environmental claims against EAI, namely, the Lemco Associates lawsuit and the Bridgeport Rental and Oil Services Superfund Site lawsuit. In October, 1992, Lemco Associates L.P., a limited partnership ("Lemco"), the owner of property previously owned by EAI, initiated an action against EAI and others alleging, among other things, that the defendants created environmental contamination at the property and is seeking damages in unspecified amounts. EAI has denied Lemco's allegations, asserted numerous defenses to the claims asserted and made cross claims

                                      (9)
for indemnification and contribution against co-defendants and others. In addition, the Company has made a demand upon its insurance carriers for coverage for the claims made by Lemco and cross claims and third party claims may be filed against these insurance companies seeking indemnification against these claims. To date, the Company's insurance carriers have agreed to pay 71% of its defense costs under a reservation of rights. Discovery in this matter is ongoing. By letter dated March 30, 1995, Lemco has provided the Company with a statement of its remediation costs to date, as well as an estimate of future remediation costs associated with the contamination for which it seeks recovery in this action. Specifically, Lemco claims that it has expended approximately $424,000 in remediation costs, including fees for legal oversight and consultation. It further estimates that its future remediation costs will amount to approximately $4,900,000. Such amount is included in a report made by Lemco's environmental consultants based on their current assessment of the extent of contamination and the method and period required to complete the remediation. Further, by letter dated June 7, 1995, Lemco has provided the Company with an appraisal report made by a real estate appraisal company engaged by Lemco in support of Lemco's claim for diminution in the value of the property. Such report states that it is the appraisal company's opinion that the market value of the property as of May 23, 1988 was $3.6 million and as of April 14, 1995 was $750,000. Based on the foregoing, management believes that the range of possible loss in this matter ranges from zero to approximately $8.2 million, not including costs and expenses, such as legal and expert fees, which will be incurred in connection with this matter, and not taking into account the amount of any loss which may be offset by insurance coverage as discussed above. At this time, the Company and its consultants have not investigated and evaluated the information recently received from Lemco nor has an independent analysis of the site been performed to determine the appropriateness of Lemco's claims and of the estimated cost of remediation and diminution in value of the property. Such investigation, evaluation and analysis of this matter is expected to be completed by September 1995; therefore, it is not possible to predict its outcome at this time. Moreover, there is no assurance that the outcome of this matter will come within the above-mentioned range of possible loss.

     The second matter involves environmental claims against EAI and others regarding the Bridgeport Rental and Oil Services Superfund Site in Logan Township, New Jersey (the "B.R.O.S. Site"). By letter dated August 31, 1988, the United States Environmental Protection Agency ("EPA") notified EAI that the EPA had identified EAI as one of the parties potentially responsible for clean up costs at, and for any other possible damages in connection with, the B.R.O.S. Site. EAI's alleged connection to the B.R.O.S. Site is through Rollins Environmental Services, Inc. ("Rollins") which is a waste transporter that was allegedly hired by EAI to transport certain waste material alleged to be hazardous from EAI's operations for appropriate disposal. Information in the EPA's files suggests that the EPA is likely to assert that one shipment of waste allegedly generated by EAI and presumed to constitute less than one quarter of one percent of the total liquid waste allegedly released at the B.R.O.S. Site, was delivered to the B.R.O.S. Site in 1973 by Rollins. On March 29, 1989, the New Jersey Department of Environmental Protection and Energy ("DEPE") issued an administrative directive under New Jersey's Spill Compensation and Control Act to over one hundred companies, including EAI, demanding payment by May 15, 1989 of $9,224,189 as DEPE's share of remedial costs at the B.R.O.S. Site. By letter dated August 29, 1989, and by similar letters to fifty-seven other alleged waste generators, or transporters of waste allegedly released at the B.R.O.S. Site, the EPA demanded that the targeted companies, individually or jointly, pay to the "EPA Hazardous Substances Trust Fund" the sum of $17.8 million by September 29, 1989 in full reimbursement of past costs incurred by the EPA in connection with the B.R.O.S. Site. The EPA estimated at that time that the costs of the remaining remedial work will be in the range of $70 - $100 million. On May 15, 1989, a group of companies among those which had received demands from DEPE, including EAI, without admitting liability, made a "good faith" payment of $1,344,500 in response to DEPE's directive demanding payment of $9,224,189. EAI's share of this payment was $5,000. On September 29, 1989, a group of companies, including EAI, targeted by the EPA responded to the EPA's demand letter for past costs of $17.8 million by declining to make any payments at that time and by offering to negotiate a settlement of the EPA's claims. Litigation has been initiated in the federal courts with respect to the remediation alleged to be required at the B.R.O.S. Site. EAI is not a party to this litigation but is participating in informal discovery and

                                      (10)
settlement negotiations with respect to the federal court actions without admitting liability. Rollins has agreed to pay administrative expenses which may be assessed against EAI in connection with its participation in the settlement process as well as defend EAI should EAI be sued after participating in the settlement process. Rollins has not agreed to assume any liability that any of its customers may incur as a result of these claims, including liability for any amount that EAI may agree to pay in settlement. EAI has pursued insurance coverage for these claims. To date, one carrier has responded, has agreed to pay one-third of EAI's defense costs and has otherwise reserved rights. The other carrier to which EAI has submitted the B.R.O.S. claims has denied coverage on grounds that EAI believes are without merit under New Jersey law. This insurance company advised EAI that it has no information at this time that would support EAI's claim of coverage under any of the policies issued by it to EAI. EAI has asked for reconsideration of its position and is awaiting a response. Based solely upon the alleged single shipment of waste generated by EAI and presumed to constitute less than one quarter of one percent of the total liquid waste allegedly released at the B.R.O.S. Site discussed above, management believes that the range of possible loss in this matter ranges from zero to approximately $300,000, not including costs and expenses which will be incurred in connection with this matter which are not paid by Rollins as discussed above, and not taking into account the amount of any loss which may be offset by insurance coverage as discussed above or which may be recoverable from Rollins based on indemnification claims. Settlement discussions in this matter are ongoing and the Company's participation in such settlement discussions has been limited to date; therefore, it is not possible to predict its outcome at this time. Moreover, there is no assurance that the outcome of this matter will come within the above-referenced range of possible loss.

Dependence on Key Executives

     The Company is continually assessing and evaluating its management team. The Company is and will continue to be dependent upon the ability and experience of its executive officers, including Joseph R. Spalliero. There can be no assurance that the Company will be able to retain experienced management. If, for any reason, the Company is unable to retain such management, the Company's operations could be adversely affected.

Possible Volatility of Stock Price

     The trading price of the Company's Common Stock could be subject to significant fluctuations in response to variations in quarterly operating results, general conditions in the electronics industry, general conditions in the economy and other factors, including the relatively small number of shares held publicly.

Limitation of Net Operating Loss Carrryforward

     A limitation on the ability to utilize a portion of the Company's net operating loss carryforwards, which amounted to approximately $23.4 million as of December 31, 1994, may result if future stock ownership changes exceed certain thresholds as defined in Section 382 of the Internal Revenue Code of 1986.

Future Sales of Common Stock

     At March 31, 1995, the Company had approximately 10,480,000 shares of Common Stock outstanding. Of these shares, approximately 7,500,000 shares are "restricted" or "affiliate" securities as such terms are defined in the Securities Act and may not be sold in the absence of registration under the Securities Act or an exemption therefrom, including the exemption contained in Rule 144. The Company has granted certain holders of restricted or affiliate shares of Common Stock certain rights which enable such holders to require the Company to register shares of Common Stock held by them, including without limitation, (i) the 1,200,000 shares included in the February Units sold in the February 1994 Private Placement, (ii) the 2,500,000 shares included

                                      (11)
in the June Units sold by the Company in the June 1994 Private Placement, (iii) the 1,482,744 shares purchased upon exercise of the Class C Warrants included in the June Units sold by the Company in the June 1994 Private Placement, and (iv) the 1,538,000 shares issued to stockholders of Tanon upon consummation of the Tanon Acquisition on January 4, 1995. Of such shares, 5,925,000 shares are included in the Registration Statement in which this Prospectus is a part. None of the Company's approximately 7,500,000 restricted or affiliated securities outstanding as of March 31, 1995 are currently for sale in the public in reliance upon Rule 144. However, since such date an aggregate of 800,000 of such shares have been resold by four shareholders. As of March 31, 1995, the Company has granted to employees and others options to purchase up to approximately 4,700,000 shares of Common Stock, of which approximately 4,020,000 shares are covered by currently effective registration statements. The Company has also issued warrants which are exercisable for an aggregate of approximately 4,500,000 shares of the Company's Common Stock and which contain certain registration rights for the underlying shares. Of such warrants, 3,876,084 shares (including without limitation, the shares underlying the Class A Warrants and Class B Warrants issued in the February 1994 Private Placement) are included in the Registration Statement in which this Prospectus is a part. Also, on April 14, 1995, the Company completed the sale of 525,000 shares of Common Stock, and, separately, on July 21, 1995, the Company completed the sale of 416,667 shares of Common Stock, in each case in an offering exempt from the registration provisions under the Securities Act. The purchase agreements pursuant to which the shares were sold in each of these two offerings contain adjustment provisions which in the case of the shares sold on April 14, 1995 required the issuance of an additional 15,712 shares without additional consideration, and in the case of the shares sold on July 21, 1995 requires the issuance of additional shares without additional proceeds to the Company in the event that 75% of the average market price of the Company's Common Stock for the five day period ending forty days after the date of closing is less than $4.80 per share. Further, to fund its obligations under the Preincorporation Agreement in contemplation of the Joint Venture with IAI, the Company sold 1,458,333 shares of its Common Stock in an offering exempt from the registration provisions under the Securities Act, which shares are subject to certain adjustment provisions set forth in the purchase agreements in connection therewith and are subject to certain registration rights which have been granted to the holders of such shares by the Company. Possible or actual sales made under Rule 144, or pursuant to exemptions under the Securities Act, or pursuant to registration rights, of the aforementioned shares of Common Stock or shares of Common Stock issued upon the exercise of the aforementioned stock options or warrants may have a material adverse effect upon the market price of the Company's Common Stock.


Control by Board of Directors

     As of March 31, 1995, all officers and directors of the Company as a group beneficially owned approximately 3,235,806 shares or 26.75% of the outstanding Common Stock or options or warrants exercisable for Common Stock, assuming the exercise of presently exercisable options and warrants held by such persons. Consequently, the Board of Directors can and will be able to continue to exercise significant influence over the Company and its affairs.

Possible Issuances of Preferred Stock

     Shares of Preferred Stock of the Company may be issued by the Board of Directors of the Company, without shareholder approval, on such terms as the Board of Directors may determine. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. Moreover, although the ability to issue Preferred Stock may provide flexibility in connection with possible acquisitions and other corporate purposes, such issuance may make it more difficult for a third party to acquire, or may discourage a third party from acquiring, control of the Company. The Company has no outstanding Preferred Stock.

Provisions with Possible Anti-Takeover Effect

     The New Jersey Business Corporation Act ("NJBCA") provides that in determining whether a proposal or offer to acquire a corporation is in the best interests of the corporation, the corporation's board of directors may, in addition to considering the effects of any action on shareholders, consider any of the following: (a) the effects of the proposed action on the corporation's employees, suppliers, creditors and customers, (b) the effects on the community in which the corporation operates and (c) the long-term as well as short term interests of the corporation and its shareholders, including the possibility that these interests may best be served by the continued independence of the corporation and if, based on these factors, the board of directors determines that any such offer is not in the best interest of the corporation, it may reject the offer. The New Jersey Shareholders Protection Act (the "Protection Act"), prohibits a publicly held New Jersey corporation with its principal executive office and significant business operations in New Jersey from engaging in any business combination with an "Interested Shareholder" (defined generally as a beneficial owner of 10% or more of the outstanding voting stock)

                                      (12)
for a period of five years from the date the Interested Shareholder became an Interested Shareholder, unless such transaction is approved by the board of directors prior to the date the shareholder became an Interested Shareholder. In addition, the Protection Act prohibits any business combination at any time with an Interested Shareholder other than a transaction that (i) is approved by the board of directors for the applicable company prior to the date the Interested Shareholder became an Interested Shareholder; or (ii) is approved by the affirmative vote of the holders of two-thirds of the voting stock not beneficially owned by the Interested Shareholder at a meeting called for that purpose; or (iii) satisfies certain stringent price and terms criteria.

     The Company's Certificate of Incorporation and By-Laws provide that the Board of Directors of the Company shall be divided into three classes, each of which serves for a three year term, with one class standing for election every year. As a result, it ordinarily requires two annual meeting cycles and more than one year for stockholders holding a majority of the shares to elect a majority of the Board. The Company has also adopted a Shareowners Rights Plan, pursuant to which it has granted to shareholders one Preferred Stock Purchase Right for each outstanding share of Common Stock. Under certain conditions, each Right entitles shareholders to purchase one 1/100th of a share of Series A Junior Participating Preferred Stock of the Company at an exercise price of $11.00, which Rights expire in 1998. The Rights are exercisable only if a person or group acquires 15% or more of EAI's outstanding Common Stock (except in a transaction directly with the Company which the Board determines is in the best interests of shareowners) or commences a tender offer the consummation of which would result in ownership by a person or group of 15% or more of the Common Stock. In the event a person or group acquires 15% or more of EAI's outstanding Common Stock (except in a transaction directly with the Company which the Board determines is in the best interest of shareowners) each Right will entitle all other holders to receive, upon exercise, EAI Common Stock with a value of twice the exercise price. In addition, at any time after a 15% position is acquired, the Board of Directors may, at its option, require each outstanding Right to be exchanged for one share of Common Stock. Further, if EAI is acquired in a merger or other business combination transaction after the Rights become exercisable, each Right will entitle its holder to purchase, at the Right's then-current exercise price, a number of the acquiring company's common shares having a value at that time of twice the Right's exercise price.

     These provisions of New Jersey Law, the Company's Certificate of Incorporation and By-Laws, and Preferred Stock Purchase Rights Plan could delay or impede the removal of incumbent directors and could make a merger, tender offer or proxy contest involving the Company more difficult, even if such event could be beneficial to the interests of the stockholders. Such provisions could limit the price that certain investors might be willing to pay in the future for the Company's Common Stock.

                                      (13)

                                USE OF PROCEEDS

     The Company will not receive any portion of the proceeds of the resale of the Shares by the Selling Securityholders. However, the Company could receive gross cash proceeds of up to approximately $6.5 million from the issuance of the Shares upon the exercise of the Warrants, assuming the exercise in full of the Warrants. As of the date of this Prospectus, none of the Warrant Holders has exercised his or her Warrants and, therefore, no proceeds have been received. There can be no assurance that any of the Warrants will be exercised.

     In the event any of such Warrants is exercised, the net proceeds therefrom will be used for working capital purposes. Pending expenditure, the Company will invest the proceeds, if any, of the sale of Shares upon the exercise of the Warrants in investment grade, interest-bearing securities.

                                      (14)

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table sets forth historical consolidated financial data of the Company for the three-month periods ended April 1, 1995 and March 31, 1994 and for each of the years in the five-year period ended December 31, 1994. The selected historical consolidated financial data for each of the years ended December 31, 1990 through 1994 presented below were derived from the consolidated financial statements of the Company, which were audited by Arthur Andersen LLP, independent public accountants. The financial data of the Company for the three-month periods ended April 1, 1995 and March 31, 1994 were derived from the unaudited consolidated condensed financial statements of the Company. The results for the three-month periods ended April 1, 1995 and March 31, 1994 are not necessarily indicative of results for the full year or any future period. This data should be read in conjunction with the Company's financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" incorporated by reference in the Company's Form 10-K, as amended on Form 10-K/A dated April 28, 1995, filed for the year ended December 31, 1994 and Form 10-Q filed for the quarter ended April 1, 1995.

                                                  (thousands of dollars, except per share data)

                                      Quarterly Period Ended
                                       April 1        March 31                   Year Ended December 31,
                                  --------------------------------------------------------------------------------------
                                        1995           1994        1994       1993        1992        1991        1990
------------------------------------------------------------------------------------------------------------------------
                                     Unaudited       Unaudited

Operating Results:                   (Note 1)
Sales from Continuing             $       19,056        $5,377    $30,539    $26,024     $22,248     $22,933     $19,620
 Operations
Provision (Credit) for                        --            --      2,400        (68)        285          --          --
 Restructuring
Loss from Continuing              $       (8,064)         (536)    (4,784)    (5,348)     (3,524)     (6,811)       (497)
  Operations Before Taxes
Loss from Continuing              $       (8,064)         (536)    (4,784)    (4,664)     (3,189)     (5,227)       (334)
  Operations, Net
Income from Discontinued          $           --            --         --      1,327         651       1,531         793
  Operations, Net
Net Income (Loss)                 $       (8,598)         (661)    (4,784)    (3,337)     (2,538)     (3,696)        459
Income (Loss) per
  Common Share:
  Continuing Operations           $         (.84)         (.19)      (.95)     (1.76)      (1.22)      (2.02)       (.12)
  Discontinued Operations         $           --            --         --        .50         .25         .59         .28
  Net Income (Loss)               $         (.84)         (.19)      (.95)     (1.26)       (.97)      (1.43)        .16
-------------------------------------------------------------------------------------------------------------------------
Balance Sheet Data:
  Current Assets                  $       23,977            --     16,969      7,355      14,547      12,267      12,168
  Current Liabilities             $       25,254            --     12,603      8,614      11,594       5,019       4,339
  Working Capital                 $       (1,277)           --      4,366     (1,259)      2,953       7,248       7,829
  Net Property and                $        5,139            --      2,719      3,603       4,344       2,351       2,610
   Equipment
  Total Assets                    $       45,732            --     22,845     12,762      19,836      14,805      15,153
  Long-Term Debt                  $        1,431            --        690      1,820       1,678         605         703
  Shareholders' Equity            $       16,367            --      7,244      (546)       2,776       5,137       9,671
   (Deficit)
  Common Shares                           10,484            --      8,108      2,661       2,646       2,588       2,602
   Outstanding
  Book Value per                  $         1.56            --        .89       (.21)       1.05        1.99        3.72
   Common Share
-------------------------------------------------------------------------------------------------------------------------
Other Data:
  Number of Shareholders                   4,417            --      4,447      4,600       4,718       4,877       4,969
    of Record
  Number of Employees                        520            --        334        315         458         368         379
  Orders Received                 $       19,165            --     30,326     18,805      31,592      20,064      24,656
  Sales Backlog at End of         $       33,596            --     19,240     19,453      26,676      17,260      20,239
    Period
-------------------------------------------------------------------------------------------------------------------------

                                      (15)

Note (1): 1995 amounts include the results of Tanon Manufacturing, Inc.
          from the date of the Tanon Acquisition (January 4, 1995) and EAI's equity in the results of BarOn Technologies Ltd. from the date of the BarOn Investment (January 16, 1995).

                                      (16)

                            PLAN OF DISTRIBUTION AND
                            SELLING SECURITYHOLDERS


     The Shares will be offered by the Selling Securityholders or their donees for resale by this Prospectus from time to time after the date hereof in one or more transactions on the NYSE, in negotiated transactions, or private transactions, or otherwise, or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Securityholders may effect such transactions by selling the Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions (which compensation may be in excess of customary commissions). The following table sets forth as of July 31, 1995 (a) the name of each Selling Securityholder, (b) the nature of any position, office or other material relationship which the Selling Securityholder has had within the past three years with the Company, (c) the number of Shares owned prior to the offering, (d) the number of Shares to be offered for the Selling Securityholder's account, (e) the number of Shares to be owned by the Selling Securityholder after completion of the offering, and (f) the percentage of Common Stock to be owned by the Selling Securityholder after completion of the offering.





                                                                                          Number of      Percentage of
                                  Relation-            Number of Shares      Number of   Shares Owned    Common Stock
Name of Selling                    ship to              Owned Prior to        Shares        After         Owned After
Securityholder                    Company(1)               Offering          Offered      Offering(8)     Offering(8)
-------------                     -----------          -----------------     ---------   ------------    ------------

Laura Huberfeld                                             808,826(2)          808,826(2)    -0-              -0-
Naomi Bodner                                                808,826(2)          808,826(2)    -0-              -0-
Dale Enterprises, Inc.                                      379,413(2)          379,413(2)    -0-              -0-
Daniel Lemberg                                              379,413(2)          379,413(2)    -0-              -0-
Cong. Ahavas Tzdokah V'chesed                               114,714(2)          114,714       -0-              -0-
Rita Folger                                                  88,233(2)           88,233       -0-              -0-
Martin Chopp                                                 35,292(2)           35,292       -0-              -0-
Shana Mueller                                                35,292(2)           35,292       -0-              -0-
Ezra Birnbaum                                                17,646(2)           17,646       -0-              -0-
L.B. Partners, L.P.                                          17,646(2)          162,646        -0-             -0-
                                                                   and
                                                            145,000(10)
Seth Joseph Antine                Director                   17,646(2)           17,646      91,167        less than 1%
                                                                   and
                                                             91,167(12)
Daniel Bock                                                  17,646(2)           17,646       -0-              -0-
Moses Mayer                                                  17,646(2)           17,646       -0-              -0-
Nachum Barnesky                                              17,646(2)           17,646       -0-              -0-
Moses Elias                                                  17,646(2)           17,646       -0-              -0-
Ruven Schepansky                                             17,646(2)           17,646       -0-              -0-
Fred Rudy                                                     8,823(2)            8,823       -0-              -0-



                                      (17)

                                                                                          Number of      Percentage of
                                  Relation-            Number of Shares      Number of   Shares Owned    Common Stock
Name of Selling                    ship to              Owned Prior to        Shares        After         Owned After
Securityholder                    Company(1)               Offering          Offered      Offering(8)     Offering(8)
-------------                     -----------          -----------------     ---------   ------------    ------------

Charles A. Milo and Loretta W.    Former Director,        1,225,250(3)        1,225,250       -0-              -0-
Milo, Joint Tenants               President and CEO
185 Monmouth Parkway                                        230,000(4)          230,000       -0-              -0-
Associates, L.P.
Norcross Securities, Inc.                                    50,000(5)           50,000       -0-              -0-
Mezzanine Financial Fund, L.P.                               75,000(6)           75,000       -0-              -0-

Charles T. Parton                 Former Chairman            11,000(7)            5,000      6,000        less than 1%

Bruce G. Coe                      Former Director            10,000(7)            4,000      6,000        less than 1%

George McCaffrey, III                                       145,000(9)          145,000       -0-              -0-
Michael P. McCaffrey                                        145,000(9)          145,000       -0-              -0-
Anthony B. Petrelli                                          50,000(9)           50,000       -0-              -0-
Eugene L. Neidiger                                           48,000(9)           48,000       -0-              -0-
Charles C. Bruner                                            48,000(9)           48,000       -0-              -0-
Robert L. Parrish                                            24,500(9)           24,500       -0-              -0-
J. Henry Morgan                                              19,500(9)           19,500       -0-              -0-
Randall S. Mallett                                            1,000(9)            1,000       -0-              -0-
Regina L. Neidiger                                            3,000(9)            3,000       -0-              -0-
John J. Turk                                                 16,000(9)           16,000       -0-              -0-
William J. Geiger                                           36,000(10)           36,000       -0-              -0-

Chester Shure and Sylvia
  Shure, JTWROS                                             36,000(10)           36,000       -0-              -0-
Gruntal & Co. (Hollander                                    15,000(10)           15,000       -0-              -0-
 IRA)
Ronald Koenig                                               25,000(10)           25,000       -0-              -0-
Geert Kersten and Maria
  Kersten, JTWROS                                           20,000(10)           20,000       -0-              -0-

Albert Resnick                                              36,000(10)           36,000       -0-              -0-
All American Funding                                        36,000(10)           36,000       -0-              -0-
 Corp.
James A. Wiggins                                            20,000(10)           20,000       -0-              -0-

                                      (18)


                                                                                          Number of      Percentage of
                                  Relation-            Number of Shares      Number of   Shares Owned    Common Stock
Name of Selling                    ship to              Owned Prior to        Shares        After         Owned After
Securityholder                    Company(1)               Offering          Offered      Offering(8)     Offering(8)
-------------                     -----------          -----------------     ---------   ------------    ------------

Lenore Katz                                                 36,000(10)           36,000       -0-              -0-
Molumply Capital Management                                 10,000(10)           10,000       -0-              -0-
Profit Sharing Plan
Alvin M. Petersen                                           10,000(10)           10,000       -0-              -0-

Leo M. Harrison and Lois
  Harrison, JTWROS                                          20,000(10)           20,000       -0-              -0-

Bernard J. Meinerz Trust                                    16,000(10)           16,000       -0-              -0-
 #1
John D. Ballard                                             72,000(10)           72,000       -0-              -0-
Cong. Ohel Yonah                                            20,000(10)           20,000       -0-              -0-
Lloyd D. Renard                                             20,000(10)           20,000       -0-              -0-
Gustave Birnberg                                            20,000(10)           20,000       -0-              -0-

Robert/Viola Enright, JTWROS                               146,000(10)          146,000       -0-              -0-
Jacob H. Koval                                              26,000(10)           26,000       -0-              -0-

Porpoise Investors I, L.P.                                  46,000(10)           46,000       -0-              -0-
David/Esther Mann                                           36,000(10)           36,000       -0-              -0-
Jules Nordlicht                                            550,000(10)          550,000       -0-              -0-
Mark A. Nordlicht                                           50,000(10)           50,000       -0-              -0-
Norman Weiss                                                36,000(10)           36,000       -0-              -0-
George M. Gilstrap                                          40,348(10)           40,348       -0-              -0-
Meshiva Yeshiva Rabbi Chaim                                 18,000(10)           18,000       -0-              -0-
Berlin
Stephen R. Levy                                             20,000(10)           20,000       -0-              -0-
Philip Shaiman Irrevocable Trust                            27,000(10)           27,000       -0-              -0-
Philip Shaiman                                              59,000(10)           59,000       -0-              -0-
Universal Partners, L.P.                                    36,000(10)           36,000       -0-              -0-
Joseph and Sylvia Tagnoli                                   55,500(10)           55,500       -0-              -0-
Presentation Homes Profit                                   53,500(10)           53,500       -0-              -0-
Sharing Plan
George D. Kickliter                                         32,600(10)           32,600       -0-              -0-
Jerry A. Hahn                                               65,500(10)           65,500       -0-              -0-

                                      (19)

                                                                                          Number of      Percentage of
                                  Relation-            Number of Shares      Number of   Shares Owned    Common Stock
Name of Selling                    ship to              Owned Prior to        Shares        After         Owned After
Securityholder                    Company(1)               Offering          Offered      Offering(8)     Offering(8)
-------------                     -----------          -----------------     ---------   ------------    ------------
H.K. Financial Corporation                                  72,000(10)           72,000       -0-              -0-
Southwest Securities fbo C.                                 36,000(10)           36,000       -0-              -0-

Wesley Woodcock IRA A/C 86245592
Southwest Securities fbo Milton                             51,000(10)           51,000       -0-              -0-
P. Kudlac IRA A/C 50483741

Russell D. Evans                                            20,000(10)           20,000       -0-              -0-
Philip Huberfeld                                            10,000(10)           10,000       -0-              -0-
Congregation Eitz Chaim                                     36,000(10)           36,000       -0-              -0-
Harry Slam                                                 144,000(10)          144,000       -0-              -0-
G. Corson Ellis, Jr.              Former Director           36,000(10)           36,000     113,067            1.1%
                                                                 and
                                                           113,067(13)
Cong. Beth Mikroh Inc.                                      36,000(10)           36,000       -0-              -0-
Ilan Falkovich                                              18,000(10)           18,000       -0-              -0-

Isaac and Bina Levy, JTWROS                                  10,000(10)           10,000       -0-              -0-
Sarah Esses c/o Rudy                                         26,000(10)           26,000       -0-              -0-

Jeffrey Rubin                                               18,000(10)           18,000       -0-              -0-
Paramount Acquisition, Inc.                                 32,521(10)           32,521       -0-              -0-

Delaware Charter Guarantee TTEE                             10,000(10)           10,000       -0-              -0-
FBO for Jerry Hahn, IRA (Acct. 36636791)

Morris and Elaine Rubin                                     36,000(10)           36,000       -0-              -0-
J.M. Hull Associates, L.P.                                  36,000(10)           36,000       -0-              -0-

Robert P. Krause                                           166,000(10)          166,000       -0-              -0-
Jack Mueller                                                40,000(10)           40,000       -0-              -0-
K.K. Yankopolus and
  Terri Yankopolus, JTTEN                                   10,000(10)           10,000       -0-              -0-
Harmonic Research Inc. Profit
  Sharing Plan                                              20,000(10)           20,000       -0-              -0-

Ohr Somayach/Joseph Tanenbaum                               10,000(10)           10,000       -0-              -0-
Education Center
Lakewood Trading Group, LLC                                223,775(10)          223,775       -0-              -0-
David Lowy                                                  72,000(10)           72,000       -0-              -0-
Joshua Silber                                               14,000(10)           14,000       -0-              -0-


                                      (20)


                                                                                          Number of      Percentage of
                                  Relation-            Number of Shares      Number of   Shares Owned    Common Stock
Name of Selling                    ship to              Owned Prior to        Shares        After         Owned After
Securityholder                    Company(1)               Offering          Offered      Offering(8)     Offering(8)
-------------                     -----------          -----------------     ---------   ------------    ------------
Gross Foundation                                            60,000(10)           60,000       -0-              -0-

Paul and Lillian Lapa, JTWROS                               18,000(10)           18,000       -0-              -0-
Alphonse Inclema, II                                        40,000(10)           40,000       -0-              -0-
Richard and Rhonda Weinberg, JTWROS                         22,000(10)           22,000       -0-              -0-

LMWW Custodian fbo Lewis                                    20,000(10)           20,000       -0-              -0-
Pearlstein P/S Plan
Wagner Resources                                           120,000(10)          120,000       -0-              -0-
Wagner Equipment Engineering Co.                           439,000(10)          439,000       -0-              -0-

Wagner Construction Profit Sharing Plan                    130,000(10)          130,000       -0-              -0-

Lee James Wagner                                            20,000(10)           20,000       -0-              -0-
Wagner's Associated                                         20,000(10)           20,000       -0-              -0-
Phillip J. Kendall                                          20,000(10)           20,000       -0-              -0-
Wayne Alvey                                                 91,033(11)           45,517      45,516       less than 1%
Frank D. Berry, Jr.                                         22,758(11)           22,758       -0-              -0-
William H. Curry, Jr.                                       22,758(11)           22,758       -0-              -0-
John Hogue                                                  18,206(11)           18,206       -0-              -0-
James Krehbiel                                             136,549(11)           68,275      68,274       less than 1%
H. Glenn Lutge                                              13,654(11)           13,654       -0-              -0-
Bruce McGraw                                                72,826(11)           72,826       -0-              -0-
Margaret C. Myers                                           29,585(11)           29,585       -0-              -0-
Paul I. Myers, III                                           9,103(11)            9,103       -0-              -0-
Paul I. Myers, III, Executor of                             29,585(11)           29,585       -0-              -0-
the Estate of Paul I. Myers
Mauro Pappalardo                                             9,103(11)            9,103       -0-              -0-
Dominic Vincent Spalliero                                    4,551(11)            4,551       -0-              -0-
Joseph R. Spalliero               President and            992,259(11)          496,130     496,129           4.7%
                                  Director
Tracie Anne Spalliero                                        4,551(11)            4,551       -0-              -0-
Joseph Robert Spalliero, Jr.                                 4,551(11)            4,551       -0-              -0-

                                      (21)


                                                                                          Number of      Percentage of
                                  Relation-            Number of Shares      Number of   Shares Owned    Common Stock
Name of Selling                    ship to              Owned Prior to        Shares        After         Owned After
Securityholder                    Company(1)               Offering          Offered      Offering(8)     Offering(8)
-------------                     -----------          -----------------     ---------   ------------    ------------
Vincent J. Spalliero                                         4,551(11)            4,551       -0-              -0-
Cheryl Vaughn                                               45,516(11)           45,516       -0-              -0-

Robert Zehntner                                             27,309(11)           27,309       -0-              -0-

______________________________________

     (1) Except as expressly set forth in the table, each of the Selling Securityholders has had no relation to the Company within the past three years.


     (2) Such Selling Securityholder, who is also a Warrant Holder, as defined under this Prospectus, purchased units comprised of one share of Common Stock, one Class A Warrant exercisable for one share of Common Stock at $1.00 per share (the "Class A Warrants") and one Class B Warrant exercisable for one share of Common Stock at $1.75 per share (the "Class B Warrants"), in the Company's February 1994 Private Placement. Accordingly, of such total number of Shares offered hereunder, one-third of such Shares represent the shares in the units, one-third of such Shares are issuable upon exercise of the Class A Warrants and one-third of such Shares are issuable upon exercise of the Class B Warrants, except that (i) with respect to Laura Huberfield and Naomi Bodner, of the 808,826 Shares offered by each such Selling Securityholder hereunder, 102,942 of such Shares represent a portion of the shares in the units purchased by such Selling Securityholder, 352,942 of such Shares are issuable upon exercise of the Class A Warrants and 352,942 of such Shares are issuable upon exercise of the Class B Warrants and (ii) with respect to Dale Enterprises, Inc. and Daniel Lemberg, of the 379,413 Shares offered by such Selling Securityholder, 26,471 of such Shares represent a portion of the shares in the units purchased by such Selling Securityholder, 176,471 of such Shares are issuable upon exercise of the Class A Warrants and 176,471 of such Shares are issuable upon exercise of the Class B Warrants.


     (3) As of May 31, 1994, in connection with the Company's sale of units in the February 1994 Private Placement, Charles A. Milo, former President and Director of the Company, received written notice by the holders of not less than 300,000 of such units, exercising their Conversion Right requiring the outstanding indebtedness incurred by the Company in connection with the Milo Acquisition and evidenced by the MTI Note to be automatically converted into 398,042 units on the basis of $0.85 per unit. Accordingly, of such total number of Shares offered hereunder, 398,042 of such Shares represent the shares in the units, 398,042 of such Shares are issuable upon exercise of Class A Warrants and 398,042 of such Shares are issuable upon exercise of Class B Warrants. The balance of 31,124 Shares were acquired in the Milo Acquisition.

     (4) Represents (i) 100,000 Shares of Company's Common Stock and (ii) a warrant to purchase 130,000 shares of Company's Common Stock, exercisable from August 4, 1995 through August 4, 1998 at a purchase price of $1.50 per Share. The 100,000 Shares were purchased pursuant to a Subscription Agreement by and between Company and 185 Monmouth Parkway Associates, the Landlord of the Company's West Long Branch facility, which Shares were consideration for a rent abatement of approximately $114,000 over the period February, 1994 through March, 1995. The warrant to purchase 130,000 shares was granted by the Company to the Landlord in exchange for certain rent abatements totaling approximately $2.7 million granted during the 1993 renegotiation of the Company's lease at its West Long Branch facility.

     (5) Represents a warrant to purchase up to 50,000 Shares of the Company's Common Stock at the price of $1.00 per share through January 6, 1998. The Company has agreed to grant to Norcross a warrant to purchase up to an additional 50,000 shares of the Company's Common Stock at the price of $1.00 per share through January 6, 1998 if all of the Class A Warrants comprising a portion of the units of securities sold in the February 1994 Private Placement are exercised. The warrant to purchase 50,000 Shares and the agreement to issue another such warrant were granted to Norcross pursuant to a Letter Agreement dated January 28, 1994 by and between Norcross and the Company, in exchange for investment banking services provided by Norcross in connection with the Company's February 1994 Private Placement.

     (6) Represents the shares that were acquired by Mezzanine in full payment of the fee payable by the Company on August 12, 1994, under the Mezzanine Participation in the Congress Loan Agreement pursuant to Mezzanine's option to convert such fee into shares of Company's Common Stock.

     (7) Effective May 2, 1994 Charles T. Parton, former Chairman of the Company's Board of Directors, and Bruce F. Coe resigned as directors of the Company. Options granted to each of them under the Company's 1994 Directors Plan were cancelled and the Board of Directors awarded 5,000 shares of Common Stock to Mr. Parton and 4,000 shares of Common Stock to Mr. Coe in each case.

     (8) Assumes that all Shares which are registered are sold in the Offering. Also, calculation is based on approximately 10,480,000 shares of EAI Common Stock outstanding at March 31, 1995.

     (9) Represents the Unit Warrants to purchase, in the aggregate, 250,000 units (each unit consisting of one share of Common Stock of the Company and a Class C Warrant to purchase one share of Common Stock at the price of $4.60 per share) issued by the Company to Neidiger, Tucker, Bruner, Inc. ("NTB") in consideration of the placement agent services performed by NTB in the June 1994

                                      (22)

Private Placement, which NTB Unit Warrants were assigned by NTB to the named officers and employees of NTB. The NTB Unit Warrants are exercisable for a period of 5 years at an exercise price of $3.025 per unit. Accordingly, of such total number of Shares offered hereunder, one-half of such Shares represent the shares issuable upon exercise of the NTB Unit Warrants and one-half of such Shares represent the shares issuable upon exercise of the Class C Warrants issuable upon exercise of the NTB Unit Warrants.

     (10) Such shares were purchased in the June 1994 Private Placement and also upon exercise of the Class C Warrants to purchase one share of Common Stock at the purchase price of $4.60 per share sold as part of the units issued in the June 1994 Private Placement.

     (11) Such shares were acquired in the Tanon Acquisition.

     (12) Includes (i) options currently exercisable to purchase 66,667 shares of Common Stock at an exercise price of $4.44 per share granted under the Company's 1994 Equity Incentive Plan, (ii) options currently exercisable to purchase 22,500 shares of Common Stock at an exercise price of $4.38 per share granted under the Company's 1994 Stock Option Plan for Non-Employee Directors, and (iii) 2,000 shares owned by Mr. Antine and his wife, as joint tenants, as to which they share voting and dispositive power.

     (13) Includes (i) option s currently exercisable to purchase 66,667 shares of Common Stock at an exercise price $4.44 per share granted under the Company's 1994 Equity Incentive Plan, (ii) 4,500 shares purchased upon exercise of options granted under the 1991 Stock Option Plan at an average exercise price of $2.54 per share in June 1995, (iii) 3,400 shares held by Mr. Ellis' wife, as to which shares he disclaims beneficial ownership, and (iv) options currently exercisable to purchase 22,500 shares of Common Stock at an exercise price of $3.25 per share granted under the Company's 1994 Stock Option Plan for Non-Employee Directors. Mr. Ellis resigned as a director of the Company effective July 5, 1995.

                                      (23)

                                 LEGAL MATTERS

     The validity of the shares being offered hereby will be passed upon for the Company by Mesirov Gelman Jaffe Cramer & Jamieson, 1735 Market Street, Philadelphia, Pennsylvania 19103-7598. Richard P. Jaffe, a partner of such law firm, is the Secretary of the Company.

                                    EXPERTS

     The audited financial statements and schedules of Electronic Associates, Inc., incorporated by reference in this Prospectus and in the Registration Statement of which the Prospectus is a part, have been audited by Arthur Andersen LLP, independent public accountants, as stated in their report included therein, and have been included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

     The audited financial statements and schedules of Tanon Manufacturing, Inc. as of and for the year ended December 31, 1994, incorporated by reference in this Prospectus and in the Registration Statement of which the Prospectus is a part, have been audited by Arthur Andersen LLP, independent public accountants, as stated in their report included therein, and have been included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

     The financial statements of Tanon Manufacturing, Inc. as of and for the year ended December 31, 1993, incorporated by reference in this Prospectus and in the Registration Statement of which the Prospectus is a part, have been included herein in reliance upon the report of KPMG Peat Marwick LLP, independent auditors, included therein, and upon the authority of said firm as experts in accounting and auditing.

     The financial statements of Tanon Manufacturing, Inc. as of December 31, 1992 and for the years ended December 31, 1992 and 1991, incorporated by reference in this Prospectus and in the Registration Statement of which the Prospectus is a part, have been included herein and in the Registration Statement in reliance upon the report of Shilling & Kenyon Inc., certified public accountants, included therein, and upon the authority of said firm as experts in accounting and auditing.

     The financial statements of BarOn as of December 31, 1994, 1993 and 1992, and for the years ended December 31, 1994 and 1993 and the period from inception in 1992 through December 31, 1992, incorporated by reference in this Prospectus and in the Registration Statement of which the Prospectus is a part, have been included herein and in the Registration Statement in reliance upon the reports of Luboshitz, Kasierer & Co. and Yosef Shimony, certified public accountants, included therein, and upon the authority of said firms as experts in accounting and auditing.

                   INDEMNIFICATION OF DIRECTORS AND OFFICERS

     As authorized under New Jersey law, the Company's Certificate of Incorporation eliminates the personal liability of directors and officers to the Company and its shareholders for monetary damages for acts or omissions (including negligent and grossly negligent acts or omissions) in violation of directors' and officers fiduciary duties of care. The duty of care refers to the fiduciary duty of directors and officers to manage the affairs of the corporation with the same degree of care as would be applied by an "ordinarily prudent person under similar circumstances." The Certificate of Incorporation does not, however, in any way eliminate or limit the liability of a director or officer for breaching his duty of loyalty (i.e., the duty to refrain from fraud, self-dealing, and transactions involving improper conflicts of interest) to the Company or its shareholders, failing to act in good faith, or knowingly violating or obtaining an improper personal benefit. These provisions do not have

                                      (24)
any effect on the availability of equitable remedies (such as an injunction or rescission) for breach of fiduciary duty. However, as a practical matter, equitable remedies may not be available in particular circumstances.

     Article 37 of the Company's by-laws ("Article 37") provides, among other things, that the Company shall, to the fullest extent permitted by the laws of the State of New Jersey as from time to time in effect, indemnify any person who is or was made a party or is threatened to be made a party to any proceeding by reason of the fact that he is or was a director or officer of the Company or, while serving as a director or officer of the Company, is or was serving at the request of the Company as a director, officer, trustee, employee or agent of another corporation, partnership, trust, employee benefit plan or other enterprise against all expenses and liabilities. Article 37 further provides that the Company shall, from time to time, reimburse or advance to any such director or officer the funds necessary for payment of expenses incurred in connection with any proceeding, upon receipt of a written undertaking by or on behalf of such director or officer to repay such amount unless it shall ultimately be determined that he is entitled to indemnification. The rights and authority conferred in Article 37 are not exclusive of any other right which an indemnified party may have or acquire under any statute, provision of the Company's by-laws, agreement, vote of the shareholders or directors or otherwise. The Company's by-laws specify that the right to indemnification is a contract right, enforceable against the Company with respect to any act or omission which occurs while such by-law provision is in effect, even if such by-law provision is not in effect when the claim for indemnification is made.

     The NJBCA generally provides that a corporation may, and in certain circumstances, shall, indemnify its officers, directors, employees and agents ("Corporate Agents"), Corporate Agents of constituent corporations that it has absorbed by merger or consolidation, and Corporate Agents of other corporations if such Corporate Agents serve at the indemnifying corporation's request. A corporation may indemnify such Corporate Agent in a civil proceeding if the Corporate Agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, in a criminal proceeding, if he had no reasonable cause to believe his conduct was unlawful, except that indemnification is not permitted in an action by or in the right of the corporation if the Corporate Agent is adjudged to be liable to the corporation, unless the court in which the proceeding was brought shall have determined that indemnification is appropriate in light of the circumstances of the case.

     The Company has purchased and maintains insurance for its officers and directors against certain liabilities, including liabilities under the Securities Act. The effect of such insurance is to indemnify any officer or director of the Company against expenses, judgements, fines, attorney's fees and other amounts paid in settlements incurred by him, subject to certain exclusions. Such insurance does not insure against any such amount incurred by an officer or director as a result of his own dishonesty.

     These provisions of the Company's Certificate of Incorporation and By-laws apply only to claims against a director or officer arising out of his service in such a capacity. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and therefore is unenforceable.

                                      (25)

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.     Other Expenses of Issuance and Distribution

SEC registration fee                                             $ 22,367
Legal fees and expenses                                           175,000*
Accounting fees and expenses                                      100,000*
Blue sky fees and expenses                                          2,000*
Printing expenses                                                  15,000*
Miscellaneous                                                       5,633*
                                                                 --------
TOTAL                                                            $320,000
                                                                 ========

__________________
*Estimated.

Item 15.     Indemnification of Directors and Officers

     As authorized under New Jersey law, the Company's Certificate of Incorporation eliminates the personal liability of directors and officers to the Company and its shareholders for monetary damages for acts or omissions (including negligent and grossly negligent acts or omissions) in violation of directors' and officer's fiduciary duties of care. The duty of care refers to the fiduciary duty of directors and officers to manage the affairs of the corporation with the same degree of care as would be applied by an "ordinarily prudent person under similar circumstances." The Certificate of Incorporation does not, however, in any way eliminate or limit the liability of a director or officers for breaching his duty of loyalty (i.e., the duty to refrain from fraud, self-dealing, and transactions involving improper conflicts of interest) to the Company or its shareholders, failing to act in good faith, knowingly violating or obtaining an improper personal benefit. These provisions do not have any effect on the availability of equitable remedies (such as an injunction or rescission) for breach of fiduciary duty. However, as a practical matter, equitable remedies may not be available in particular circumstances.

     Article 37 of the Company's by-laws ("Article 37") provides, among other things, that the Company shall, to the fullest extent permitted by the laws of the State of New Jersey as from time to time in effect, indemnify any person who is or was made a party or is threatened to be made a party to any proceeding by reason of the fact that he is or was a director or officer of the Company or, while serving as a director or officer of the Company, is or was serving at the request of the Company as a director, officer, trustee, employee or agent of another corporation, partnership, trust, employee benefit plan or other enterprise against all expenses and liabilities. Article 37 further provides that the Company shall, from time to time, reimburse or advance to any such director or officer the funds necessary for payment of expenses incurred in connection with any proceeding, upon receipt of a written undertaking by or on behalf of such director or officer to repay such amount unless it shall ultimately be determined that he is entitled to indemnification. The rights and authority conferred in Article 37 are not exclusive of any other right which an indemnified party may have or acquire under any statute, provision of the Company's by-laws, agreement, vote of the shareholders or directors or otherwise. The Company's By-laws specify that the right to indemnification is a contract right, enforceable against the Company with respect to any act or omission which occurs while such By-law provision is in effect, even if such By-law provision is not in effect when the claim for indemnification is made.

     The NJBCA generally provides that a corporation may, and in certain circumstances, shall, indemnify its officers, directors, employees and agents ("Corporate Agents"), Corporate Agents of constituent corporations that it has absorbed by merger or consolidation, and Corporate Agents of other corporations if such Corporate Agents serve at the indemnifying corporation's request. A corporation may indemnify such Corporate Agent in a civil proceeding if the Corporate Agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, in a criminal proceeding, if he had no reasonable cause to believe his conduct was unlawful, except that indemnification is not permitted in an action by or in the right of the corporation if the Corporate Agent is adjudged to be liable to the corporation, unless the court in which the proceeding was brought shall have determined that indemnification is appropriate in light of the circumstances of the case.

     The Company has purchased and maintains insurance for its officers and directors against certain liabilities, including liabilities under the Securities Act. The effect of such insurance is to indemnify any officer or director of the Company against expenses, judgements, fines, attorney's fees and other amounts paid in settlements incurred by him, subject to certain exclusions. Such insurance does not insure against any such amount incurred by an officer or director as a result of his own dishonesty.

Item 16.               Exhibits

Exhibit No.

+*2.1             Agreement and Plan of Reorganization by and among Electronic Associates, Inc., Tanon
                  Manufacturing, Inc., EA Acquisition Corp. and Joseph R. Spalliero, dated December 12, 1994.

 *2.2             Form of Investment Agreement dated January 16, 1995 by and between Electronic Associates, Inc.
                  and BarOn Technologies Ltd., was filed as Exhibit 10.1 to the Company's Current Report on Form
                  8-K (Date of Report: January 16, 1995), as amended, and is hereby incorporated herein by reference.

 *2.3             Form of Stock Purchase Agreement, dated January 10, 1995, between the Company and various shareholders of BarOn Technologies Ltd., was filed as Exhibit 10.2 to the Company's Current
                  Report on Form 8-K (date of report: January 16, 1995), as amended, and is hereby incorporated herein by reference.

 *2.4             Form of Shareholders Agreement, dated January 16, 1995, among the Company, BarOn
                  Technologies Ltd. and the shareholders of BarOn Technologies Ltd., was filed as Exhibit 10.3 to the Company's Current Report on Form 8-K (Date of Report: January 16, 1995), as amended, and is hereby incorporated herein by reference.

 *2.5             Form of Pre-Incorporation Agreement in connection with the IAI Joint Venture was filed as
                  Exhibit 2.1 to the Company's Current Report on Form 8-K (date of report: August 3, 1995)
                  and is hereby incorporated herein by reference.


 *2.6             Form of Joint Venture Agreement in connection with the IAI Joint Venture was filed as
                  Exhibit 2.2 to the Company's Current Report on Form 8-K (date of report: August 3, 1995)
                  and is hereby incorporated herein by reference.


 +4.1             Specimen of Common Stock share Certificate.

  4.2             Rights Agreement, dated as of February 10, 1988, between the Company and Manufacturers Hanover
                  Trust Company, as Rights Agent, was filed as Exhibit 1 to the Company's Form 8-A, dated
                  February 11, 1988, and is hereby incorporated by reference. (File No. 1-4680)

  4.3             Amendment, dated as of October 24, 1990, to the Rights Agreement, was filed as Exhibit 2 to the Company's Form 8, dated October 24, 1990, and is hereby incorporated by reference.


 +5               Opinion of Mesirov Gelman Jaffe Cramer & Jamieson.

+23.1             Consent of Mesirov Gelman Jaffe Cramer & Jamieson is included in their opinion filed as
                  Exhibit 5 hereto.


 23.2             Consent of Arthur Andersen LLP, Independent Public Accountants of Electronic Associates,
                  Inc.

 23.3             Consent of KPMG Peat Marwick LLP, Independent Auditors of Tanon Manufacturing, Inc.

 23.4             Consent of Shilling & Kenyon Inc., Certified Public Accountants of Tanon Manufacturing, Inc.

 23.5             Consent of Luboshitz, Kasierer & Co., and Yosef Shimony, Independent Auditors of BarOn
                  Technologies Ltd.

                                      II-3


 23.6              Consent of Arthur Andersen LLP, Independent Public Accountants of Tanon Manufacturing, Inc.
+24               Power of attorney (set forth on signature page hereto).

__________

+ Previously Filed.

* The Company will furnish supplementally to the Commission, upon request, copies of any Appendices, Schedules and Exhibits to the named Agreement which are omitted from Exhibit Nos. 2.1 through 2.4.

Item 17.     Undertakings

     (a) The undersigned Registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

            (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the "Act");

            (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

            (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement:

     PROVIDED, HOWEVER, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the undersigned Registrant pursuant to
Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

       (2) That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions discussed in Item 14 of this registration statement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all requirements for filing on Form S-3 and has duly caused this Amendment No. 5 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of West Long Branch, New Jersey on the 7th day of August, 1995.


                                           ELECTRONIC ASSOCIATES, INC.

                                           By: /s/ Joseph R. Spalliero
                                               --------------------------------
                                               Joseph R. Spalliero, President


     Pursuant to the requirements of the Securities Act of 1933, Amendment No. 5 to this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:


Signature                                        Title                                       Date

/s/ Irwin L. Gross                               Chairman of the Board              August 7, 1995
----------------------------
Irwin L. Gross


/s/ Joseph R. Spalliero                          President and Director             August 7, 1995
----------------------------                     (Principal Executive
Joseph R. Spalliero                              Officer)

/s/ Jonathan R. Wolter                           Treasurer and Vice                 August 7, 1995
----------------------------                     President, Finance
Jonathan R. Wolter                               Chief Financial Officer
                                                 (Principal Financial and
                                                 Accounting Officer)

/s/ Bruce P. Murray                              Director                           August 7, 1995
----------------------------
Bruce P. Murray

/s/ Jules M. Seshens                             Director                           August 7, 1995
----------------------------
Jules M. Seshens


                      [Signatures continued on next page]

                                      II-6




/s/ Seth Joseph Antine                           Director                           August 7, 1995
---------------------------
Seth Joseph Antine

/s/ Michael M. Michigami                         Director                           August 7, 1995
---------------------------
Michael M. Michigami


                                 EXHIBIT INDEX

Exhibit No.     Description                                                                                 Page No.


+*2.1           Agreement and Plan of Reorganization by and Among Electronic Associates, Inc., Tanon
                Manufacturing, Inc., EA Acquisition Corp. and Joseph R. Spalliero, dated December 12, 1994.

*2.2            Form of Investment Agreement dated January 16, 1995 by and between Electronic Associates, Inc.
                and BarOn Technologies Ltd., was filed as Exhibit 10.1 to the Company's Current Report on Form
                8-K (Date of Report: January 16, 1995), as amended, and is hereby incorporated herein by reference.

*2.3            Form of Stock Purchase Agreement, dated January 10, 1995, between the Company and various shareholders of BarOn Technologies Ltd., was filed as Exhibit 10.2 to the Company's Current
                Report on Form 8-K (date of report: January 16, 1995), as amended, and is hereby incorporated herein by reference.

*2.4            Form of Shareholders Agreement, dated January 16, 1995, among the Company, BarOn Technologies
                Ltd. and the shareholders of BarOn Technologies Ltd., was filed as Exhibit 10.3 to the
                Company's Current Report on Form 8-K (Date of Report: January 16, 1995), as amended, and is hereby incorporated herein by reference.

*2.5            Form of Pre-Incorporation Agreement in connection with the IAI Joint Venture was filed as
                Exhibit 2.1 to the Company's Current Report on Form 8-K (date of report: August 3, 1995)
                and is hereby incorporated herein by reference.


*2.6            Form of Joint Venture Agreement in connection with the IAI Joint Venture was filed as
                Exhibit 2.2 to the Company's Current Report on Form 8-K (date of report: August 3, 1995)
                and is hereby incorporated herein by reference.


+4.1            Specimen of Common Stock share Certificate.

4.2             Rights Agreement, dated as of February 10, 1988, between the Company and Manufacturers Hanover
                Trust Company, as Rights Agent, was filed as Exhibit 1 to the Company's Form 8-A, dated
                February 11, 1988, and is hereby incorporated by reference. (File No. 1-4680).

4.3             Amendment, dated as of October 24, 1990, to the Rights Agreement, was filed as Exhibit 2 to the
                Company's Form 8, dated October 24, 1990, and is hereby incorporated by reference.


+5              Opinion of Mesirov Gelman Jaffe Cramer & Jamieson.


+23.1           Consent of Mesirov Gelman Jaffe Cramer & Jamieson is included in their opinion filed as Exhibit
                5 hereto.

23.2            Consent of Arthur Andersen LLP, Independent Public Accountants of Electronic Associates, Inc.

23.3            Consent of KPMG Peat Marwick LLP, Independent Auditors of Tanon Manufacturing, Inc.

23.4            Consent of Shilling & Kenyon Inc., Certified Public Accountants of Tanon Manufacturing, Inc.

23.5            Consent of Luboshitz, Kasierer & Co., and Yosef Shimony, Independent Auditors of BarOn
                Technologies Ltd.


Exhibit No.     Description                                                                                 Page No.


23.6            Consent of Arthur Andersen LLP, Independent Public Accountants of Tanon Manufacturing, Inc.

+24              Power of attorney (set forth on signature page hereto).

_______________

+ Previously Filed.

* The Company will furnish to the Commission, upon request, copies of any Appendices, Schedules and Exhibits to the named Agreement which are omitted from Exhibit Nos. 2.1 through 2.4.